SEC
Mail Processing
Section

NOV 25 2009

Washington, DC
122

UNIT[illegible]
SECURITIES AND E[illegible]
Washington, D.C. 20549

09042930

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2008 (MM/DD/YY) AND ENDING 9/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Frazer Lanier Company, Incorprated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Water Street
(No. and Street)

Montgomery	AL	36104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan S. Waldrop — (334) 265-8483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson Thornton & Co., P.C.
(Name – *if individual, state last, first, middle name*)

200 Commerce Street	Montgomery	AL	36104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 25 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB* 12/3

AP 12/16

OATH OR AFFIRMATION

I, S. Ashton Stuckey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice Chairman and Chief Operating Officer

Title

MELISSA T. BOYLE
NOTARY PUBLIC
STATE OF ALABAMA
MY COMMISSION EXPIRES JUNE 15, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE FRAZER LANIER COMPANY, INCORPORATED

SEPTEMBER 30, 2009

FINANCIAL STATEMENTS

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

INDEX

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan
Prattville
Wetumpka

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statements of financial condition of The Frazer Lanier Company, Incorporated (the Company) as of September 30, 2009 and 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Frazer Lanier Company, Incorporated as of September 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Jackson Thornton & Co. PC

Montgomery, Alabama
November 18, 2009

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2009 AND 2008

ASSETS

	2009	2008
Cash	$ 1,599,946	$ 1,183,288
Receivables:		
Officers and employees	17,957	25,982
Underwriting fees and profit	153,326	158,199
Broker dealers	723,451	44,886
Other	2,936	
Notes receivable - officers and employees	2,099,575	2,664,575
Securities owned, at market:		
Stock	1,095,931	1,735,723
Property and equipment, net	196,857	228,475
Other assets	8,313	32,635
Total assets	$ 5,898,292	$ 6,073,763

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Liabilities:		
Accounts payable and accrued liabilities	$ 2,273,798	$ 1,342,872
Deferred income taxes	198,000	557,000
Total liabilities	2,471,798	1,899,872
Stockholders' equity:		
Common stock:		
Class A, voting, $1 par value; authorized 3,000 shares, 2,872 shares issued; 2,390 shares outstanding	2,872	2,872
Class B, nonvoting, $1 par value; authorized 1,000 shares, 550 shares issued; 321 shares outstanding	550	550
Additional paid-in capital	433,861	433,861
Retained earnings	3,744,456	4,491,853
Less: Common stock in treasury, 711 shares at cost	755,245	755,245
Total stockholders' equity	3,426,494	4,173,891
Total liabilities and stockholders' equity	$ 5,898,292	$ 6,073,763

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
Balance at September 30, 2007	$ 3,422	$ 433,861	$ 4,800,465	$ (755,245)
Net loss for year ended September 30, 2008			(308,612)	
Balance at September 30, 2008	3,422	433,861	4,491,853	(755,245)
Net loss for year ended September 30, 2009			(747,397)	
Balance at September 30, 2009	$ 3,422	$ 433,861	$ 3,744,456	$ (755,245)

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
REVENUE:		
Underwriting transactions	$ 4,416,171	$ 3,398,209
Advisory fees	1,037,051	609,061
Gain (loss) on principal transactions:		
Realized	17,689	172
Unrealized	(639,792)	(926,783)
Interest	85,119	150,145
Other income	26,150	77,641
Total revenue	4,942,388	3,308,445
EXPENSES:		
Employee compensation and benefits	4,824,540	2,552,371
Communications	76,099	74,529
Occupancy and equipment costs	474,713	481,578
Promotional costs	407,990	395,895
Interest expense	803	5,838
Regulatory fees and expense	25,584	25,062
Other expenses	224,546	273,998
Total expenses	6,034,275	3,809,271
INCOME BEFORE INCOME TAXES	(1,091,887)	(500,826)
INCOME TAX BENEFIT	(344,490)	(192,214)
NET LOSS	$ (747,397)	$ (308,612)

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008
Increase (Decrease) in Cash

	2009	2008
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:		
Net loss	$ (747,397)	$ (308,612)
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	72,772	88,345
(Increase) decrease in accrued interest income	1,158	(21,746)
Loss on disposition of assets		
Unrealized loss on securities	639,792	926,783
Deferred income tax benefit	(359,000)	(344,000)
(Increase) decrease in receivables	(676,628)	88,985
(Increase) decrease in other assets	24,322	(7,164)
Increase (decrease) in accounts payable and accrued expenses	930,926	(3,909,593)
Net cash used for operating activities	(114,055)	(3,487,002)
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:		
Principal amounts received on notes receivable, net	565,000	45,000
Purchases of equipment	(41,154)	(37,997)
Repayments from officers, net	6,867	1,331
Net cash from investing activities	530,713	8,334
NET INCREASE (DECREASE) IN CASH	416,658	(3,478,668)
CASH AT BEGINNING OF YEAR	1,183,288	4,661,956
CASH AT END OF YEAR	$ 1,599,946	$ 1,183,288
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:		
Cash paid during the year for:		
Interest	$ 803	$ 5,838
Income taxes	166,326	104,439
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Net book value of asset included in like-kind exchange	1,825	

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. At September 30, 2009, the Company has a cash balance of approximately $24,000 that is uninsured. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable - Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial. No interest is accrued on accounts receivable.

Underwriting transactions - Revenue includes fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Investment advisory income - Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Securities - The Company carries all marketable securities at market values with applicable provision for deferred income taxes. Securities held at September 30, 2009 and 2008 consist of the common stock of two publicly traded companies with a cost of $162,500.

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that these risk factors could materially affect the Company's investment balances.

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that is based on the valuation inputs used in the fair value measurements. Measurements using quoted prices in active markets for identical assets and liabilities fall within Level 1 of the hierarchy, measurements using significant other observable inputs fall within Level 2, and measurements using significant unobservable inputs fall within Level 3.

Fair values for the investments in marketable securities at September 30, 2009 are based on level 1 inputs and are determined by reference to quoted market prices in active markets for identical assets.

Depreciation - Depreciation of furniture and equipment is computed principally by accelerated methods for both financial reporting purposes and income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation on assets are indicated below:

Leasehold improvements	5 - 31 years
Furniture and office equipment	5 - 7 years
Automobiles	5 years
Airplane	5 years

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes primarily related to the differences between the basis of marketable securities for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets are sold or otherwise disposed.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with tax positions are recognized in the statement of income if material. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2006.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent events - The Company has evaluated events through November 18, 2009, which is the date these financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2009, have been incorporated into these financial statements.

Reclassification - Certain amounts in the 2008 financial statements have been reclassified to conform to the 2009 presentation.

NOTE 2 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Cash of $15 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the SEC.

NOTE 3 - PROPERTY AND EQUIPMENT:
Furniture, equipment, and leasehold improvements consist of the following:

	2009	2008
Leasehold improvements	$ 32,917	$ 32,917
Furniture and office equipment	413,961	413,961
Automobiles	122,804	109,632
Airplane	641,112	641,112
Website	10,306	
	1,221,100	1,197,622
Less: Accumulated depreciation and amortization	1,024,243	969,147
Totals	$ 196,857	$ 228,475

NOTE 4 - LINES OF CREDIT - BANK:
The Company has a $750,000 revolving line of credit with Sterling Bank under which no draws were outstanding at September 30, 2009 and 2008. The variable rate line of credit bears interest at 2.50% plus 30 day LIBOR with a minimum rate of 5.0%. The effective rate at September 30, 2009 was 5.0%. The line of credit is secured by certain Company investment securities with a market value of $368,355 at September 30, 2009. Draws on the line of credit are limited to 80% of the market value of the securities held as collateral. The line of credit expires May 2010.

The Company has a $5,000,000 revolving line of credit with the National Bank of South Carolina under which no draws were outstanding at September 30, 2009 and 2008. The variable rate line of credit bears interest at the Bank's prime floating rate with a minimum rate of 5.0%. The effective rate at September 30, 2009 was 5.0%. The line of credit is secured by municipal securities returned to the Bank's Depository Trust Company account and includes certain financial covenants. The line of credit expires May 2010.

NOTE 5 - LEASES:
The Company subleases office space from a partnership, of which one partner is a stockholder of the Company. The lease agreement expires on September 30, 2011. Rental expense amounted to $142,283 and $141,590 for 2009 and 2008, respectively. The future minimum lease payments under this sublease are expected to be $140,460 per year for the years ending September 30, 2010 and 2011.

NOTE 6 - INCOME TAXES:
Net deferred tax liabilities consist of the following components as of September 30:

	2009	2008
Deferred tax liabilities:		
Marketable securities	$ 345,000	$ 581,000
Furniture, equipment, and leasehold improvements		4,000
Deferred tax assets:		
Furniture, equipment, and leasehold improvements	(10,000)	
Contribution carryforward	(30,000)	(28,000)
Net operating loss carryforward	(107,000)	
Net deferred tax liability	$ 198,000	$ 557,000

The provision for corporate income taxes for the years ended September 30 consists of the following:

	2009	2008
Deferred income tax benefit	$ (359,000)	$ (344,000)
Current income tax expense:		
Federal	14,510	130,390
State		21,396
Total income tax benefit	$ (344,490)	$ (192,214)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended September 30, 2009 and 2008 primarily due to nondeductible expenses.

NOTE 7 - RETIREMENT PLAN:
The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are authorized by the Board of Directors at its discretion. The Company's retirement expense was $55,890 and $48,074 for the years ended September 30, 2009 and 2008, respectively.

NOTE 8 - NET CAPITAL REQUIREMENT:
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company has net capital and net capital requirements of $721,395 and $250,000 at September 30, 2009 and $712,563 and $250,000 at September 30, 2008, respectively. The Company's percentage of aggregate indebtedness to net capital was 315% at September 30, 2009 and 188% at September 30, 2008. The ratio of aggregate indebtedness to net capital may not exceed 1500%.

NOTE 9 - RECEIVABLES FROM RELATED PARTIES:
At September 30, 2009, receivables and notes receivable include $2,117,532 from officers and employees. This amount includes an unsecured $2,015,000 note receivable from one officer. The note has scheduled annual principal payments of $45,000 plus interest computed monthly at the lower of the prime lending rate or 4.0% through September 30, 2013, with the balance due October 1, 2014. The interest rate at September 30, 2009 was 3.25%. The interest earned on related party receivables during the year ended September 30, 2009 was $75,844.

At September 30, 2008, receivables and notes receivable include $2,688,716 from officers and employees. This amount includes an unsecured $2,580,000 note receivable from one officer. The note has scheduled annual principal payments of $45,000 plus interest at 4.75% through September 30, 2013, with the balance due October 1, 2014. The interest earned on related party receivables during the year ended September 30, 2006 was $129,723.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK:
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan
Prattville
Wetumpka

AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson Thornton & Co. PC

Montgomery, Alabama
November 18, 2009

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF REVENUE
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
UNDERWRITING AND FEE INCOME:		
Profit on underwriting transactions	$4,416,171	$3,398,209
Fee income	1,037,051	609,061
Total underwriting and fee income	5,453,222	4,007,270
GAIN (LOSS) ON PRINCIPAL TRANSACTIONS:		
Realized	17,689	172
Unrealized	(639,792)	(926,783)
Total losses on principal transactions	(622,103)	(926,611)
INTEREST:		
Short-term investments	8,384	10,736
Other	76,735	139,409
Total interest	85,119	150,145
OTHER INCOME:		
Dividend income	26,150	77,641
Total other income	26,150	77,641
Total revenue	$4,942,388	$3,308,445

See Auditors' Report on supplementary information.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF EXPENSES
FOR THE YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
EMPLOYEE COMPENSATION AND BENEFITS:		
Salaries:		
Senior officers	$ 957,940	$ 663,743
Other	429,335	279,086
Registered representatives	3,094,335	1,334,434
Payroll taxes	146,349	99,562
Miscellaneous employee benefits	196,581	175,546
	4,824,540	2,552,371
COMMUNICATIONS:		
Stationery and office supplies	22,991	16,049
Postage and mail expenses	10,901	14,236
Telephone	42,207	44,244
	76,099	74,529
OCCUPANCY AND EQUIPMENT COSTS:		
Rent and utilities	161,716	158,527
Depreciation and amortization	72,772	88,345
Maintenance and repairs	6,329	14,186
Insurance	67,650	66,300
Equipment rentals	15,756	20,694
Computer service bureau	150,490	133,526
	474,713	481,578
PROMOTIONAL COSTS:		
Advertising	31,715	13,454
Entertainment and meals	70,812	103,498
Dues	27,604	26,416
Sales literature and periodicals	17,159	22,003
Travel	260,700	230,524
	407,990	395,895
INTEREST EXPENSE	803	5,838
REGULATORY FEES AND EXPENSES:		
Assessments and dues	25,584	25,062
OTHER EXPENSES:		
Bank charges, net of clearance fees	45,852	34,813
Contributions	36,219	39,077
Conventions and meetings	42,049	31,375
Miscellaneous general expense		28,755
Professional fees	70,316	121,938
Taxes and licenses	30,110	18,040
	224,546	273,998
Total expenses	$6,034,275	$3,809,271

See Auditors' Report on supplementary information.

THE FRAZER LANIER COMPANY, INCORPORATED

SEPTEMBER 30, 2009

AGREED-UPON PROCEDURES

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by the Frazer Lanier Company, Incorporated's (the Company) Board of Directors and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and management, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2009 less revenues reported on the FOCUS reports for the period from October 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. There was no overpayment applied to the current assessment computed on Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jackson Thornton & Co. PC

Montgomery, Alabama
November 19, 2009